CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2008
Earnings from continuing operations	$32,662		$60,269		$113,994
Income taxes	9,610		16,569		36,535
Earnings from continuing operations before income taxes	$42,272		$76,838		$150,529
Fixed charges:
Interest, long-term debt	$11,885		$21,260		$37,631
Interest, other (including interest on short-term debt)	1,539		3,965		5,875
Amortization of debt expense, premium, net	433		840		1,542
Portion of rentals representative of an interest factor	125		245		499
Total fixed charges	$13,982		$26,310		$45,547
Earnings from continuing operations before income taxes	$42,272		$76,838		$150,529
Plus: total fixed charges from above	13,982		26,310		45,547
Earnings from continuing operations before income taxes and fixed charges	$56,254		$103,148		$196,076
Ratio of earnings to fixed charges	4.02	X	3.92	X	4.30	X